INTERIM CONDENSED CONSOLIDATED FINANCIAL

STATEMENTS (UNAUDITED)

June 30, 2012

DEJOUR ENERGY INC.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

(Unaudited)

		June 30,	December 31,
	Note	2012	2011
		$	$
ASSETS
Current
Cash and cash equivalents		3,678,194	2,487,850
Accounts receivable		775,085	887,181
Share subscription receivable	11	-	516,246
Prepaids and deposits		218,524	100,848
Current Assets		4,671,803	3,992,125
Non-current
Deposits		404,275	403,764
Exploration and evaluation assets	5	5,443,256	5,282,652
Property and equipment	6	20,535,147	19,759,897
Total Assets		31,054,481	29,438,438

LIABILITIES
Current
Bank line of credit	8	5,481,300	5,545,457
Accounts payable and accrued liabilities		1,823,902	3,957,893
Warrant liability	9	1,475,714	2,245,210
Current Liabilities		8,780,916	11,748,560
Non-current
Decommissioning liability	10	1,478,835	1,338,853
Other liabilities		38,064	43,989
Total Liabilities		10,297,815	13,131,402
SHAREHOLDERS' EQUITY
Share capital	11	90,273,576	85,075,961
Contributed surplus	13	8,302,434	8,133,877
Deficit		(77,443,494)	(76,509,825)
Accumulated other comprehensive loss	18	(375,850)	(392,977)
Total Shareholders' Equity		20,756,666	16,307,036
Total Liabilites and Shareholders' Equity		31,054,481	29,438,438

Approved on behalf of the Board:

"Robert Hodgkinson"	"Craig Sturrock"

Robert Hodgkinson - Director	Craig Sturrock - Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

1

DEJOUR ENERGY INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in Canadian Dollars)

(Unaudited)

		Three months ended June 30		Six months ended June 30
	Note	2012	2011	2012	2011
		$	$	$	$
REVENUES AND OTHER INCOME
Gross revenues		1,770,744	1,816,383	3,699,129	3,399,975
Royalties		(290,583)	(348,432)	(621,135)	(584,989)
Revenues, net of royalties		1,480,161	1,467,951	3,077,994	2,814,986
Financial instrument gain (loss)		209	(11,802)	(54,819)	(59,154)
Other income		8,216	8,480	16,446	16,704
Total Revenues and Other Income	17	1,488,586	1,464,629	3,039,621	2,772,536

EXPENSES
Operating and transportation		840,364	470,894	1,792,276	978,076
General and administrative		855,314	990,011	1,781,977	1,949,762
Finance costs		207,761	282,315	333,006	525,046
Stock based compensation	12	66,263	210,394	366,660	399,012
Foreign exchange loss (gain)		84,262	(3,783)	103,961	80,368
Amortization, depletion and impairment losses	7	696,199	498,148	1,386,871	1,215,975
Change in fair value of warrant liability	9	(681,492)	(794,773)	(1,791,461)	79,018
Total Expenses		2,068,671	1,653,206	3,973,290	5,227,257

Loss before income taxes		(580,085)	(188,577)	(933,669)	(2,454,721)

Deferred tax recovery		-	-	-	187,145

Net loss for the period		(580,085)	(188,577)	(933,669)	(2,267,576)
Foreign currency translation adjustment		177,457	(66,451)	17,127	(352,988)

Comprehensive loss		(402,628)	(255,028)	(916,542)	(2,620,564)

Net loss per common share - basic and diluted	14	(0.004)	(0.002)	(0.007)	(0.019)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

2

DEJOUR ENERGY INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in Canadian Dollars)

(Unaudited)

		Number	Share	Contributed
	Note	of Shares	Capital	Surplus	Deficit	AOCI(L)*	Total
			$	$	$	$	$
Balance as at January 1, 2012		126,892,386	85,075,961	8,133,877	(76,509,825)	(392,977)	16,307,036
Shares issued via private placements, net of issuance costs	11	18,130,305	3,248,011				3,248,011
Issue of shares on exercise of warrants and options	11	3,893,683	1,465,812				1,465,812
Warrant liability reallocated on exercise of warrants	11		285,689				285,689
Contributed surplus reallocated on exercise of options	11		198,103	(198,103)			-
Stock-based compensation	12			366,660			366,660
Net loss					(933,669)		(933,669)
Foreign currency translation adjustment						17,127	17,127
Balance as at June 30, 2012		148,916,374	90,273,576	8,302,434	(77,443,494)	(375,850)	20,756,666

Balance as at January 1, 2011		110,180,545	79,298,053	7,638,609	(65,466,543)	(685,002)	20,785,117
Shares issued via private placements, net of issuance costs	11	11,010,000	2,682,983				2,682,983
Issue of shares on exercise of warrants and options	11	200,000	77,712				77,712
Warrant liability reallocated on exercise of warrants	11		34,851				34,851
Contributed surplus reallocated on exercise of options	11		-	-			-
Stock-based compensation	12			399,012			399,012
Net loss					(2,267,576)		(2,267,576)
Foreign currency translation adjustment						(352,988)	(352,988)
Balance as at June 30, 2011		121,390,545	82,093,599	8,037,621	(67,734,119)	(1,037,990)	21,359,111

*	Accumulated other comprehensive income (loss)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

3

DEJOUR ENERGY INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

(Unaudited)

		Three months ended June 30		Six months ended June 30
		2012	2011	2012	2011
	Note		(Note 14 (a))
		$	$	$	$
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net loss for the period		(580,085)	(188,577)	(933,669)	(2,267,576)
Adjustment for items not affecting cash:
Amortization, depletion and impairment losses		696,199	498,148	1,386,871	1,215,975
Stock based compensation		66,263	210,394	366,660	399,012
Non-cash finance costs		5,384	5,466	11,819	10,903
Deferred tax recovery		-	-	-	(187,145)
Unrealized financial instrument gain		-	11,802	-	-
Change in fair value of warrant liability		(681,492)	(794,773)	(1,791,461)	79,018
Amortization of deferred leasehold inducement		(2,051)	(2,051)	(4,103)	(4,104)
Changes in non-cash operating working capital	14	(231,946)	(200,341)	(882,627)	(538,572)
Total Cash Flows from (used in) Operating Activities		(727,728)	(459,932)	(1,846,510)	(1,292,489)
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Deposits		(5,592)	(250)	(511)	284
Exploration and evaluation expenditures		(142,245)	(502,442)	(158,584)	(543,869)
Additions to property and equipment		(878,444)	(1,503,079)	(2,027,917)	(4,370,031)
Proceeds from sale of E&E assets		-	-	9,064	-
Proceeds from sale of property and equipment		-	1,238	-	1,238
Changes in non-cash investing working capital	14	58,346	62,036	(861,345)	935,079
Total Cash Flows from (used in) Operating Activities		(967,935)	(1,942,497)	(3,039,293)	(3,977,299)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Advance (repayment) of line of credit		(644,943)	-	(64,157)	-
Advance (repayment) of bridge loan		-	(200,000)	-	(500,000)
Advance (repayment) of loans from related parties		-	-	-	(250,000)
Advance (repayment) of other liabilities		(534)	-	(1,823)	-
Shares issued on exercise of warrants and options		-	-	1,465,812	77,712
Shares issued for cash, net of share issue costs		4,555,666	-	4,555,666	2,993,599
Changes in non-cash financing working capital	14	120,649	69,090	120,649	24,715
Total Cash Flows from (used in) Financing Activities		4,030,838	(130,910)	6,076,147	2,346,026
INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS		2,335,175	(2,533,339)	1,190,344	(2,923,762)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		1,343,019	4,367,102	2,487,850	4,757,525
CASH AND CASH EQUIVALENTS, END OF PERIOD		3,678,194	1,833,763	3,678,194	1,833,763

Supplemental cash flow information - Note 14

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4

DEJOUR ENERGY INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2012 and 2011

(Expressed in Canadian dollars)

(Unaudited)

NOTE 1 – CORPORATE INFORMATION

Dejour Energy Inc. (the “Company”) is a public company trading on the New York Stock Exchange AMEX (“NYSE-AMEX”) and the Toronto Stock Exchange (“TSX”), under the symbol “DEJ.” The Company is in the business of exploring and developing energy projects with a focus on oil and gas in North America. On March 9, 2011, the Company changed its name from Dejour Enterprises Ltd. to Dejour Energy Inc. The address of its registered office is 598 – 999 Canada Place, Vancouver, British Columbia.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Dejour Energy (USA) Corp. (“Dejour USA”), incorporated in Nevada, Dejour Energy (Alberta) Ltd. (“DEAL”), incorporated in Alberta, Wild Horse Energy Ltd. (“Wild Horse”), incorporated in Alberta and 0855524 B.C. Ltd., incorporated in B.C. All intercompany transactions are eliminated upon consolidation.

The interim condensed consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company. These interim condensed consolidated financial statements were authorized and approved for issuance by the Audit Committee on August 9, 2012.

NOTE 2 – BASIS OF PRESENTATION AND ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

(a)	Basis of presentation

These interim condensed consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting ("IAS 34"), as issued by the International Accounting Standards Board ("IASB"), and its interpretations. Accordingly, these interim condensed consolidated financial statements do not include all of the information and footnotes required by International Financial Reporting Standards ("IFRS") for complete annual financial statements. Results for the three and six months ended June 30, 2012, are not necessarily indicative of future results. The accounting policies applied by the Company in these interim condensed consolidated financial statements are the same as those applied by the Company in its most recent annual consolidated financial statements as at and for the year ended December 31, 2011 as filed on SEDAR at www.sedar.com.

(b)	Going concern

The financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  The Company has a working capital deficiency of $4,109,113 and accumulated deficit of $77,443,494.

As described in note 8, in September 2011, the Company obtained a $7 million revolving operating demand loan (“line of credit”) from a Canadian Bank to refinance the bridge loan and to provide funds for general corporate purposes. The next review date for the line of credit is scheduled on or before September 30, 2012. As described in note 11, during the six months ended June 30, 2012, the Company raised gross proceeds of $6.3 million on the issue of shares (December 31, 2011 - $5.4 million). The Company's ability to continue as a going concern is dependent upon attaining profitable operations and obtaining sufficient financing to meet obligations and continue exploration and development activities. There is no assurance that these activities will be successful. These uncertainties cast significant doubt upon the Company’s ability to continue as going concern. These interim condensed consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported expenses, and the balance sheet classifications used that would be necessary if the going concern assumption were not appropriate.

(c)	Basis of measurement

The interim condensed consolidated financial statements have been prepared on the historical cost basis except for the revaluation of certain financial assets and liabilities to fair value, including derivative instruments, as explained in the accounting policies in note 3 to the Company’s annual consolidated financial statements.

5

DEJOUR ENERGY INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2012 and 2011

(Expressed in Canadian dollars)

(Unaudited)

NOTE 2 – BASIS OF PRESENTATION AND ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

(d)	Use of estimates and judgments

The preparation of interim condensed consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 4 to the Company’s annual consolidated financial statements.

(e)	Functional and presentation currency

These interim condensed consolidated financial statements are presented in Canadian dollars, which is the Company’s presentation currency. Subsidiaries measure items using the currency of the primary economic environment in which the entity operates with entities having a functional currency different from the parent company, translated into Canadian dollars.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies, as described in the Company’s annual consolidated financial statements, have been applied consistently to all periods presented in these interim condensed consolidated financial statements and have been applied consistently by the Company’s entities.

Note 4 - Critical Accounting Estimates and Judgments

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only; or in the period of the change and future periods, if the change affects both.

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the consolidated annual financial statements within the next financial year are described in the Company’s annual consolidated financial statements.

6

DEJOUR ENERGY INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2012 and 2011

(Expressed in Canadian dollars)

(Unaudited)

NOTE 5 – EXPLORATION AND EVALUATION (“E&E”) ASSETS

	Canadian	Canadian Oil	United States
	Uranium	and Gas	Oil and Gas
	Properties	Interests	Interests	Total
	$	$	$	$
Cost:
Balance at January 1, 2011	533,085	41,060	27,500,879	28,075,024
Additions	-	22,727	966,980	989,707
Transfers to property and equipment (Note 6)	-	-	(1,352,620)	(1,352,620)
Change in decommissioning provision	-	9,246	-	9,246
Disposals	-	(1,481)	-	(1,481)
Foreign currency translation and other	-	-	657,088	657,088
Balance at December 31, 2011	533,085	71,552	27,772,327	28,376,964
Additions	-	(896)	156,353	155,457
Change in decommissioning provision	-	18,217	-	18,217
Disposals	-	-	(1,654,967)	(1,654,967)
Foreign currency translation and other	-	-	82,061	82,061
Balance at June 30, 2012	533,085	88,873	26,355,774	26,977,732

	Canadian	Canadian Oil	United States
	Uranium	and Gas	Oil and Gas
	Properties	Interests	Interests	Total
	$	$	$	$
Accumulated impairment losses:
Balance at January 1, 2011	(9,880)	-	(17,807,885)	(17,817,765)
Impairment losses (Note 7)	-	-	(4,886,261)	(4,886,261)
Foreign currency translation and other	-	-	(390,286)	(390,286)
Balance at December 31, 2011	(9,880)	-	(23,084,432)	(23,094,312)
Impairment losses (Note 7)	-	-	(9,451)	(9,451)
Disposals	-	-	1,644,426	1,644,426
Foreign currency translation and other	-	-	(75,139)	(75,139)
Balance at June 30, 2012	(9,880)	-	(21,524,596)	(21,534,476)

	Canadian	Canadian Oil	United States
	Uranium	and Gas	Oil and Gas
	Properties	Interests	Interests	Total
	$	$	$	$
Carrying amounts:
At December 31, 2011	523,205	71,552	4,687,895	5,282,652
At June 30, 2012	523,205	88,873	4,831,178	5,443,256

Exploration and evaluation (“E&E”) assets consist of the Company’s exploration projects which are pending the determination of proven reserves. During the six months ended June 30, 2012, the Company capitalized $Nil (2011 - $Nil) of general and administrative costs on its Canadian and $49,104 (2011- $38,257) on its United States oil and gas interests. The Company determined that there were no indicators of impairment or impairment reversal at June 30, 2012.

7

DEJOUR ENERGY INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2012 and 2011

(Expressed in Canadian dollars)

(Unaudited)

NOTE 6 – PROPERTY AND EQUIPMENT

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Interests	Interests	Other Assets	Total
	$	$	$	$
Cost:
Balance at January 1, 2011	16,191,797	1,695,655	298,057	18,185,509
Additions	6,457,404	866,097	28,867	7,352,368
Transfers from exploration and evaluation assets	-	1,352,620	-	1,352,620
Change in decommissioning provision	500,284	121,030	-	621,314
Disposals	-	-	(2,407)	(2,407)
Foreign currency translation and other	-	40,372	1,395	41,767
Balance at December 31, 2011	23,149,485	4,075,774	325,912	27,551,171
Additions	1,483,246	543,704	967	2,027,917
Change in decommissioning provision	106,803	7,753	-	114,556
Foreign currency translation and other	-	10,708	78	10,786
Balance at June 30, 2012	24,739,534	4,637,939	326,957	29,704,430

During the six months ended June 30, 2012, the Company capitalized $1,625 (2011 - $87,424) of general and administrative costs on its Canadian and $357,694 (2011- $617,090) on its United States oil and gas interests.

The Company determined that there were no indicators of impairment or impairment reversal at June 30, 2012.

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Interests	Interests	Other Assets	Total
	$	$	$	$
Accumulated amortization, depletion and impairment losses:
Balance at January 1, 2011	(3,814,045)	-	(196,483)	(4,010,528)
Amortization and depletion (Note 7)	(2,366,156)	-	(37,198)	(2,403,354)
Impairment losses (Note 7)	(937,939)	(424,078)	-	(1,362,017)
Disposals	-	-	1,169	1,169
Foreign currency translation and other	-	(15,832)	(712)	(16,544)
Balance at December 31, 2011	(7,118,140)	(439,910)	(233,224)	(7,791,274)
Amortization and depletion (Note 7)	(1,363,304)	-	(14,116)	(1,377,420)
Foreign currency translation and other	-	(476)	(113)	(589)
Balance at June 30, 2012	(8,481,444)	(440,386)	(247,453)	(9,169,283)

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Interests	Interests	Other Assets	Total
	$	$	$	$
Carrying amounts:
At December 31, 2011	16,031,345	3,635,864	92,688	19,759,897
At June 30, 2012	16,258,090	4,197,553	79,504	20,535,147

8

DEJOUR ENERGY INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2012 and 2011

(Expressed in Canadian dollars)

(Unaudited)

NOTE 7 – AMORTIZATION, DEPLETION AND IMPAIRMENT LOSSES

	Six months ended June 30,
	2012	2011
	$	$
Exploration and Evaluation Assets ( E & E assets)
Impairment losses (Note 5)	9,451	195,133

Property and Equipment (D & P assets)
Amortization and depletion (Note 6)	1,377,420	1,020,842
	1,386,871	1,215,975

NOTE 8 – BANK LINE OF CREDIT

In September 2011, the Company obtained a $7 million revolving operating demand loan (“line of credit”), including a letter of credit facility to a maximum of $700,000 for a maximum one year term, from a Canadian Bank to refinance the bridge loan and to provide operating funds. The line of credit is at an interest rate of Prime + 1% (total 4% p.a. currently) and collateralized by a $10,000,000 debenture over all assets of DEAL and a $10,000,000 guarantee from Dejour Energy Inc. In May 2012, the Company renewed the line of credit with the Canadian Bank. The next review date is scheduled on or before September 30, 2012, but subject to change at the discretion of the bank. As at June 30, 2012, a total of $5,481,300 of this facility was utilized.

According to the terms of the facility, DEAL is required to maintain an adjusted working capital ratio of greater than 1:1 at all times. The adjusted working capital ratio is defined as the ratio of (i) current assets (including any undrawn and authorized availability under the facility) less unrealized hedging gains to (ii) current liabilities (excluding current portion of outstanding balances of the facility) less unrealized hedging losses. As at June 30, 2012, DEAL is in compliance with the working capital ratio requirement.

NOTE 9 – WARRANT liability

Warrants that have their exercise prices denominated in currencies other than the Company’s functional currency of Canadian dollars are accounted for as derivative financial liabilities, other than agents’ warrants. These warrants are recorded at the fair value at each reporting date with the change in fair value for the period recorded in the statement of comprehensive loss for the period.

	#	$

Balance at January 1, 2011	8,075,000	1,092,762
Granted, investor warrants	5,505,002	310,616
Exercise of warrants – value reallocation	(3,460,418)	(738,548)
Expired warrants	-	-
Change in fair value	-	1,580,380
Balance at December 31, 2011	10,119,584	2,245,210
Granted, investor warrants	13,597,729	1,307,654
Exercise of warrants – value reallocation	(2,419,584)	(285,689)
Change in fair value	-	(1,791,461)
Balance at June 30, 2012	21,297,729	1,475,714

9

DEJOUR ENERGY INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2012 and 2011

(Expressed in Canadian dollars)

(Unaudited)

NOTE 9 – WARRANT liability (continued)

As described in Note 11, in June 2012, the Company issued 13,597,729 investor warrants each of which entitles the holder to purchase one common share of the Company at an exercise price of US$0.40 beginning 6 months from the date of issuance until June 4, 2017. The fair value of these warrants was estimated using the Hull-White Trinomial option pricing model under the following weighted average inputs: expected dividend yield of 0%, expected volatility of 91%, risk-free interest rate of 0.68% and an expected life of five years.

During the six months ended June 30, 2012, 2,419,584 US$ warrants were exercised (December 31, 2011 - 3,460,418).

NOTE 10 – DECOMMISSIONING LIABILITY

	Canadian Oil and Gas Properties (1)	United States Oil and Gas Properties (1)	Total
	$	$	$
Balance at January 1, 2011	706,082	-	706,082
Liabilities incurred during the year	231,767	118,567	350,334
Change in estimated future cash flows	277,764	2,463	280,227
Actual costs incurred	(18,332)	-	(18,332)
Unwinding of discount	19,642	900	20,542
Balance at December 31, 2011	1,216,923	121,930	1,338,853
Change in estimated future cash flows	125,018	7,863	132,881
Actual costs incurred and other	(4,864)	132	(4,732)
Unwinding of discount	10,715	1,118	11,833
Balance at June 30, 2012	1,347,792	131,043	1,478,835

(1) relates to property and equipment

The present value of the decommissioning liability was calculated using the following weighted average inputs:

	Canadian Oil and Gas Properties	United States Oil and Gas Properties
As at June 30, 2012:
Discount rate	1.51%	1.55%
Inflation rate	2.50%	2.50%

As at December 31, 2011:
Discount rate	1.67%	1.72%
Inflation rate	2.00%	2.00%

10

DEJOUR ENERGY INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2012 and 2011

(Expressed in Canadian dollars)

(Unaudited)

NOTE 11 – SHARE CAPITAL

Issued and outstanding

	Common Shares
	# of Shares	$ Value of shares
Balance at December 31, 2010	110,180,545	79,385,883
- Issue of shares on exercise of warrants and options	4,751,841	1,574,401
- Warrant liability reallocated on exercise of warrants	-	738,548
- Contributed surplus reallocated on exercise of options	-	167,070
- Shares issued via private placements, net of issuance costs	11,010,000	2,693,813
- Subscriptions receivable on exercise of options	950,000	516,246
Balance at December 31, 2011	126,892,386	85,075,961
- Issue of shares on exercise of warrants and options	3,893,683	1,465,812
- Warrant liability reallocated on exercise of warrants	-	285,689
- Contributed surplus reallocated on exercise of options	-	198,103
- Shares issued via private placements, net of issuance costs	18,130,305	3,248,011
Balance at June 30, 2012	148,916,374	90,273,576

In June 2012, the Company completed a private placement of 18,130,305 units at US$0.26 per unit. Each unit consists of one common share and 3/4 of one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share of the Company at US$0.40 per common share beginning 6 months from the date of issuance until June 4, 2017. Gross proceeds raised were $4,909,133 (US$4,713,879). In connection with this private placement, the Company paid finders’ fees of $294,655 (US$282,833) and other related costs of $187,442. The grant date fair value of the warrants, estimated to be $1,307,654, has been recognized as a derivative financial liability (Note 9). Issue costs of $128,629 related to the warrants were expensed.

During the six months ended June 30, 2012, 2,968,683 warrants denominated in US dollars (including 549,099 agents’ warrants) were exercised with an average common share market price of US$0.47 and 925,000 stock options were exercised with an average common share market price of $0.51.

NOTE 12 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS

(a)	Stock Options

The Stock Option Plan (the “Plan”) is a 10% “rolling” plan pursuant to which the number of common shares reserved for issuance is 10% of the Company’s issued and outstanding common shares as constituted on the date of any grant of options.

The Plan provides for the grant of options to purchase common shares to eligible directors, senior officers, employees and consultants of the Company (“Participants”). The exercise periods and vesting periods of options granted under the Plan are to be determined by the Company with approval from the Board of Directors. The expiration of any option will be accelerated if the participant’s employment or other relationship with the Company terminates. The exercise price of an option is to be set by the Company at the time of grant but shall not be lower than the market price (as defined in the Plan) at the time of grant.

11

DEJOUR ENERGY INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2012 and 2011

(Expressed in Canadian dollars)

(Unaudited)

NOTE 12 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS (continued)

(a) Stock Options (continued)

The following table summarizes information about outstanding stock option transactions:

	Number of	Weighted average
	options	exercise price
		$
Balance at January 1, 2011	6,946,500	0.40
Options granted	3,212,500	0.35
Options exercised	(1,150,000)	0.35
Options cancelled (forfeited)	(200,000)	0.40
Options expired	(305,000)	0.45
Balance at December 31, 2011	8,504,000	0.39
Options granted	2,125,001	0.43
Options exercised	(925,000)	0.38
Options cancelled (forfeited)	(57,459)	0.41
Balance at June 30, 2012	9,646,542	0.40

Details of the outstanding and exercisable stock options as at June 30, 2012 are as follows:

	Outstanding			Exercisable
		Weighted average			Weighted average
	Number	exercise	contractual	Number	exercise	contractual
	of options	price	life (years)	of options	price	life (years)
		$			$
$0.35	4,904,000	0.35	2.24	4,125,000	0.35	2.25
$0.45	4,742,542	0.45	1.97	3,554,297	0.45	1.99
	9,646,542	0.40	2.11	7,679,297	0.40	2.13

The fair value of the options issued during the period was estimated using the Black Scholes option pricing model with the following weighted average inputs:

For the six months ended June 30	2012	2011

Fair value at grant date	$0.13	$0.15
Exercise price	$0.43	$0.35
Share price	$0.41	$0.36
Expected volatility	70.28%	74.33%
Expected option life	1.71 years	2.10 years
Dividends	0.0%	0.0%
Risk-free interest rate	0.99%	1.65%

Expected volatility is based on historical volatility and average weekly stock prices were used to calculate volatility. Management believes that the annualized weekly average of volatility is the best measure of expected volatility. A weighted average forfeiture rate of 7.83% (2011 – 9.92%) is used when recording stock based compensation. This estimate is adjusted to the actual forfeiture rate. Stock based compensation of $366,660 (June 30, 2011 - $399,012) was expensed during the six months ended June 30, 2012.

12

DEJOUR ENERGY INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2012 and 2011

(Expressed in Canadian dollars)

(Unaudited)

NOTE 12 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS (continued)

(b)	Share Purchase Warrants

The following table summarizes information about warrant transactions:

	Number of	Weighted average
	Warrants	Exercise price
		$
Balance at January 1, 2011	21,010,455	0.44
Warrants granted	5,505,002	0.37
Warrants exercised	(4,551,841)	0.37
Warrants expired	(3,540,026)	0.48
Balance at December 31, 2011	18,423,590	0.43
Warrants granted	13,597,729	0.41
Warrants exercised	(2,968,683)	0.38
Balance at June 30, 2012	29,052,636	0.43

Details of the outstanding and exercisable warrants as at June 30, 2012 are as follows:

	Outstanding			Exercisable
		Weighted average			Weighted average
	Number	exercise	contractual	Number	exercise	contractual
	of warrants	price	life (years)	of warrants	price	life (years)
		$			$
$0.40	3,642,856	0.40	3.38	3,642,856	0.40	3.38
$0.55	4,015,151	0.55	1.98	4,015,151	0.55	1.98
$0.40 US	7,700,000	0.41	2.48	7,700,000	0.41	2.48
$0.40 US	13,597,729	0.41	4.93	-	-	-
$0.46 US	96,900	0.47	2.34	96,900	0.47	2.34
	29,052,636	0.43	3.67	15,454,907	0.44	2.56

Warrants that have their exercise prices denominated in currencies other than the Company’s functional currency of Canadian dollars are accounted for as derivative financial liabilities, other than agents’ warrants (Note 9).

NOTE 13 – CONTRIBUTED SURPLUS

Contributed surplus is used to recognize the value of stock option grants and share warrants prior to exercise. Details of changes in the Company's contributed surplus balance are as follows:

$
Balance at January 1, 2011	7,638,609
Stock based compensation	662,339
Exercise of options – value reallocation	(167,070)
Balance at December 31, 2011	8,133,877
Stock based compensation	366,660
Exercise of options – value reallocation	(198,103)
Balance at June 30, 2012	8,302,434

13

DEJOUR ENERGY INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2012 and 2011

(Expressed in Canadian dollars)

(Unaudited)

NOTE 14 – SUPPLEMENTAL INFORMATION

(a)	Changes in operating non-cash working capital consisted of the following:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
	$	$	$	$
Changes in non-cash working capital:
Accounts receivable	287	(273,212)	112,098	(486,112)
Share subscription receivable	-	-	516,246	-
Prepaids and deposits	(123,498)	33,694	(117,676)	34,935
Accounts payable and accrued liabilities	70,260	170,303	(2,133,991)	872,399
	(52,951)	(69,215)	(1,623,323)	421,222
Comprised of:
Operating activities	(231,946)	(200,341)	(882,627)	(538,572)
Investing activities	58,346	62,036	(861,345)	935,079
Financing activities	120,649	69,090	120,649	24,715
	(52,951)	(69,215)	(1,623,323)	421,222

Other cash flow information:
Cash paid for interest	61,411	133,644	120,154	275,014
Income taxes paid	-	-	-	-

Adjustment to the statement of cash flows for the three months ended June 30, 2011

During the current period the Company determined that changes in non-cash working capital of its statement of cash flows for the three months ended June 30, 2011 was not correct. Accordingly, cash flows from (used in) operating activities for the three months ended June 30, 2011 have been increased by $1,652,825 and cash flows from (used in) investing activities have been decreased by $1,652,825. The following summarizes the impact of this change on previously reported amounts:

	As previously reported	Adjustment	As restated
	$	$	$
Cash flows from (used in) operating activities	(2,112,757)	1,652,825	(459,932)
Cash flows from (used in) investing activities	(289,672)	(1,652,825)	(1,942,497)

Changes in non-cash working capital of its statement of cash flows for the six months ended June 30, 2011 was correct. This error had no impact on reported assets (including cash and cash equivalents), liabilities, shareholders’ equity, revenues, expenses, net and comprehensive loss for the period or net loss per common share basic and diluted.

14

DEJOUR ENERGY INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2012 and 2011

(Expressed in Canadian dollars)

(Unaudited)

NOTE 14 – SUPPLEMENTAL INFORMATION (continued)

(b)	Per share amounts:

Basic loss per share amounts has been calculated by dividing the net loss for the period attributable to the shareholders of the Company by the weighted average number of common shares outstanding. The basic and diluted net loss per share is the same as there are no dilutive effects on earnings (loss). The following table summarizes the common shares used in calculating basic and diluted net loss per common share:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Weighted average common shares outstanding
Basic	136,165,390	121,390,545	133,109,693	119,034,440
Diluted	136,165,390	121,390,545	133,109,693	119,034,440

NOTE 15 – RELATED PARTY TRANSACTIONS

Except as disclosed elsewhere, during the six months ended June 30, 2012 and 2011, the Company entered into the following transactions with related parties:

(a)	Compensation awarded to key management included a total of salaries and consulting fees of $602,880 (2011 -$682,085) and non-cash stock-based compensation of $95,286 (2011 - $258,965). Key management includes the Company’s officers and directors. The salaries and consulting fees are included in general and administrative expenses. Included in accounts payable and accrued liabilities at June 30, 2012 is $Nil (December 31, 2011 - $396,618) owing to the companies controlled by the officers of the Company.

(b)	The Company incurred a total of $Nil (2011 - $2,301) in finance costs to a company controlled by an officer of the Company.

(c)	Included in interest and other income is $15,000 (2011 - $15,000) received from the companies controlled by officers of the Company for rental income.

(d)	In December 2009, a company controlled by the CEO of the Company (“HEC”) became a 5% working interest partner in the Woodrush property. Included in accounts payable and accrued liabilities at June 30, 2012 is $20,626 (December 31, 2011 - $53,668) owing to HEC.

(e)	With respect to the private placement of 11,010,000 units issued at US$0.30 per unit completed in February 2011, directors and officers of the Company purchased 2,000,000 units of this offering (see Note 13 to the annual consolidated financial statements for details).

(f)	In December 2011, HEC exercised 250,000 warrants with an exercise price of US$0.35 each that were issued in February 2011.

(g)	In January 2012, directors and officers of the Company exercised 750,000 warrants with an exercise price of US$0.35 each that were issued in February 2011.

15

DEJOUR ENERGY INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2012 and 2011

(Expressed in Canadian dollars)

(Unaudited)

NOTE 16 – INCOME TAXES

The Company has the approximate amounts of tax pools available as follows:

	2011	2010
As at December 31	$	$

Canada:
Exploration and development expenditures	18,439,000	16,047,000
Unamortized share issue costs	913,000	1,003,000
Capital losses	8,242,000	8,242,000
Non-capital losses	18,416,000	15,997,000
	46,010,000	41,289,000

United States:
Exploration and development expenditures	28,553,000	27,146,000
Non-capital losses	11,883,000	10,009,000
	40,436,000	37,155,000

Total	86,446,000	78,444,000

The described 2011 US tax pools are updated for a typographical correction from the amount disclosed in the Company’s annual consolidated financial statements filed on SEDAR.

The exploration and development expenditures can be carried forward to reduce future income taxes indefinitely. The non-capital losses for income tax purposes expire as follows:

	Canada	United States	Total
	$	$	$
2015	1,729,000	-	1,729,000
2026	-	480,000	480,000
2027	4,151,000	-	4,151,000
2028	4,674,000	2,020,000	6,694,000
2029	3,373,000	6,397,000	9,770,000
2030	2,081,000	1,112,000	3,193,000
2031	2,408,000	1,874,000	4,282,000
	18,416,000	11,883,000	30,299,000

The Company does not recognize deferred tax assets related to the foregoing tax pools because it is not probable that future taxable profit will be available against which the tax pools can be utilized.

16

DEJOUR ENERGY INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2012 and 2011

(Expressed in Canadian dollars)

(Unaudited)

NOTE 17 – OPERATING SEGMENTS

Segment information is provided on the basis of geographic segments as the Company manages its business through two geographic regions – Canada and the United States. The two geographic segments presented reflect the way in which the Company’s management reviews business performance. The Company’s revenue and losses of each geographic segment are as follows:

	Canada		United States		Total
	2012	2011	2012	2011	2012	2011
	$	$	$	$	$	$
Three months ended June 30
Revenues and other income	1,488,586	1,464,629	-	-	1,488,586	1,464,629
Segmented income (loss)	(384,704)	228,442	(195,381)	(417,019)	(580,085)	(188,577)
Amortization, depletion and impairment losses	693,282	309,774	2,917	188,374	696,199	498,148
Interest expense	61,107	133,644	304	-	61,411	133,644
Deferred tax recovery	-	-	-	-	-	-

Six months ended June 30
Revenues and other income	3,039,621	2,772,536	-	-	3,039,621	2,772,536
Segmented loss	(535,698)	(1,660,873)	(397,971)	(606,703)	(933,669)	(2,267,576)
Amortization, depletion and impairment losses	1,371,612	1,017,361	15,259	198,614	1,386,871	1,215,975
Interest expense	119,534	275,014	620	-	120,154	275,014
Deferred tax recovery	-	187,145	-	-	-	187,145

As at June 30
Total capital expenditures	1,482,350	4,162,295	700,057	745,678	2,182,407	4,907,973

NOTE 18 – ACCUMULATED OTHER COMPREHENSIVE LOSS

The components of accumulated other comprehensive loss were as follows:

As at	June 30, 2012	December 31, 2011
	$	$
Unrealized financial instrument loss	-	-
Foreign currency translation adjustment	375,850	392,977
	375,850	392,977

NOTE 19 – SEASONALITY OF OPERATIONS

There are factors causing quarterly variances that may not be reflective of the Company’s future performance. These include, but are not limited to weather conditions, oil and gas production, drilling activities which are affected by oil and natural gas commodity prices, global economic environment, as well as unexpected production curtailment caused by activities such as plant shutdown work. As the Company has operations in the United States, the consolidated financial results may vary between periods due to the effect of foreign exchange fluctuations in translating the expenses of its operations in the United States to Canadian dollars. As a result, quarterly operating results should not be relied upon as any indication of results for any future period.

17

DEJOUR ENERGY INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2012 and 2011

(Expressed in Canadian dollars)

(Unaudited)

NOTE 20 – DEBT FINANCING COMMITMENT

In May 2012, the Company has reached an agreement with respect to a US$14 million debt financing for a two year term, with an option to renew for an additional one year term, with an U.S. institutional lender (“Lender”), to fund the development of its U.S oil and gas leases. If the joint venture partner in the U.S. oil and gas leases does not commit to find its 28% equity share then the amount of financing available under this facility is reduced to $9 million. The loan is at an interest rate of 12% per annum and collateralized by all the assets of Dejour USA and a guarantee from Dejour Energy Inc.

The Company is required to pay a commitment fee of 1% of the loan amount upon closing of the loan agreement. There is a facility fee of 1% of the loan amount per year. The closing of this debt financing is subject to certain conditions including the Company securing an equity raise with a minimum amount of US$3.5 million (Note 11) and the line of credit (Note 8) being extended on the same terms and conditions for a period of not less than one year. In May 2012, the Company renewed the line of credit with the Canadian Bank. The next review date is scheduled on or before September 30, 2012, but subject to change at the discretion of the bank.

In addition, the Company is required to pay finders’ fees of up to 2.5% of the loan amount and issue 400,000 agent’s warrants based on the five-day volume weighted average price (VWAP) before closing with a minimum exercise price of US$0.40 per share, exercisable for a period of two years.

Subsequent to June 30, 2012, both the Company and the Lender have agreed to amend the initial line of credit to an amount not to exceed US$7.5 million instead of US$14 million, subject to certain terms, conditions and requirements of the proposed loan, which are currently under discussion.  Both the Company and the Lender remain in discussions with the intent of having a final loan agreement in place in the third quarter of 2012.

NOTE 21 – COMPARATIVE AMOUNTS

Certain comparative amounts have been reclassified to conform to the current period’s presentation.

18